

February 6, 2024

Eric Bjornholt
Senior Vice President and Chief Financial Officer
MICROCHIP TECHNOLOGY INCORPORATED
2355 W. Chandler Blvd
Chandler, AZ 85224

> **Re: MICROCHIP TECHNOLOGY INCORPORATED**
> **Form 10-K for the fiscal year ended March 31, 2023**
> **Filed May 25, 2023**
> **Form 8-K furnished February 1, 2024**
> **File No. 000-21184**

Dear Eric Bjornholt:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2023

Note 2. Net Sales, page F-17

1. We note that in your Investor Presentations included on your website, and on your earnings call for the fourth quarter of fiscal 2023, you discuss revenue by end market for fiscal 2023 and 2022 for industrial, data center and computing, consumer appliance, automotive, and communications infrastructure. Please tell us your consideration of disclosing the revenues recognized for each end market in the notes to the financial statements as disaggregated revenue under the guidance in ASC 606-10-50-5. Refer also to the guidance in ASC 606-10-55-89 through 91.

Note 8. Other Financial Statement Details, page F-28

2. We note that inventory concerns are discussed throughout the last few quarters earnings calls. We also note your comment in the third quarter earnings call that you have been taking relatively large charges for inventory reserves based on your accounting policies

that you have in place. Please revise future filings to disclose the amount of any significant losses that result from the subsequent measurement of inventory, in accordance with the guidance in ASC 330-10-50-2.

Form 8-K furnished February 1, 2024

Exhibit 99.1 Earnings Release
Fourth Quarter Fiscal Year 2024 Outlook, page 5

3. We note that your disclosure on page 5 includes non-GAAP guidance for FY 2024. We also note you have a column disclosing the range of the non-GAAP adjustments. Please revise future filings to include a description of the nature of the non-GAAP adjustments included in that amount.

Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses
Reconciliation of GAAP Operating Income to Non-GAAP Operating Income, page 11

4. We note that your most significant adjustment in these Non-GAAP reconciliations is for the amortization of acquired intangible assets. Please revise future filings to disclose the nature of what is included in the adjustment and the fact that although you are removing the amortization expense in this measure, the revenue associated with these assets is included in the measure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing